Exhibit 99.114

CONSENT OF OLIVER PETERS

The undersigned hereby consents to the use of the technical report titled “Empire State Mines 2024 NI 43-101 Technical Report Update” with a signing date of January 15, 2025 and with an effective date of December 3, 2024 (the “ESM Technical Report”), including as amended and restated, and the information derived from the ESM Technical Report, as well as the reference to their name, in each case, where used in, incorporated by reference in or summarized or contained in the exhibits filed with, the Registration Statement on Form 40-F of Titan Mining Corporation being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ Oliver Peters
Oliver Peters

Dated: November 13, 2025